October 11, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC20549

Attention: Mr. Kevin Woody, Branch Chief

RE:	Marriott Vacations Worldwide Corporation
Form 10-K for the fiscal year ended December 28, 2012
Filed February 22, 2013
File No. 1-35219

Dear Mr. Woody:

On behalf of Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide,” “we,” “us” or “our”), this letter responds to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated October 3, 2013, that sets forth the comments of the Staff regarding our filing referenced above. The Staff’s comments are set forth below, followed by our related responses. If you have further questions, we would be pleased to discuss the responses with you at your convenience.

Comment #1:

4. Financial Instruments, page F-25

We have reviewed your response to comment number 1. Please disclose in future filings whether management uses any bright lines in assessing the criteria currently disclosed to determine whether the notes receivable are eligible or not eligible for securitization and what those bright lines are.

Response to Comment #1:

In future filings, we will disclose the criteria used by management in assessing the eligibility of vacation ownership notes receivable for securitization. As an example of such disclosure, set forth below is an excerpt from our Quarterly Report on Form 10-Q filed on October 10, 2013 for the quarterly period ended September 6, 2013:

Due to factors that impact the general marketability of our non-securitized vacation ownership notes receivable, as well as current market conditions, we bifurcate our vacation ownership notes receivable at each balance sheet date into those eligible and not eligible for securitization using criteria applicable to current securitization transactions in the asset backed securities market. Generally, vacation ownership notes receivable are considered not eligible for securitization if any of the following attributes are present: (1) payments are greater than 30 days past due, (2) the first payment has not been received or (3)

United States Securities and Exchange Commission

October 11, 2013

the collateral is located in Europe or Asia. In some cases eligibility may also be determined based on the credit score of the borrower, the remaining term of the loans and other similar factors that may reflect investor demand in a securitization transaction or the cost to effectively securitize the vacation ownership notes receivable.

Comment #2:

16. Impairment Charges, page F-40

We have reviewed your response to comment number 2. Please disclose in future filings the segment from which you transferred the undeveloped and partially developed land and the amount of the impairment that would have been recorded in that segment if the transfer had not occurred.

Response to Comment #2:

In our Annual Report on Form 10-K for the year ending January 3, 2014 (the only remaining filing in which we expect to include footnote disclosure regarding the referenced impairment charges), we will disclose the segment from which we transferred the undeveloped and partially developed land and the amount of the impairment that would have been recorded in that segment if the transfer had not occurred.

As you requested, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope you find that this response answers the Staff’s questions, but please contact me at (407) 206-6334 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ John E. Geller, Jr.
John E. Geller, Jr.
Executive Vice President and Chief Financial Officer